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                            February 9, 2021

       Duncan Peyton
       Chief Executive Officer
       4D Pharma PLC
       5th Floor, 9 Bond Court
       Leeds
       LS1 2JZ
       United Kingdom

                                                        Re: 4D Pharma PLC
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed on January
28, 2021
                                                            File No. 333-250986

       Dear Mr. Peyton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2021 letter.

       Amendment No. 2 to Registration Statement on Form F-4, Filed January 28, 2021

       Exhibits

   1. We note your response to our prior comment number 2 and your tax opinion filed as
                                                        Exhibit 8.1. Please
further address the following:
                                                            Please revise your
disclosure to clearly express an opinion on the U.S. federal tax treatment of the
transaction. As currently drafted you state that the transaction "is intended to
qualify" as a reorganization but express no actual opinion. If there is a lack of authority
directly addressing the tax consequences of the transaction, conflicting
authority or significant doubt about the tax consequences you may issue a
 Duncan Peyton
4D Pharma PLC
February 9, 2021
Page 2
              should    or    more likely than not    opinion to make clear
that the opinion is subject to
           a degree of uncertainty. Refer to Staff Legal Bulletin No. 19,
Section III.C.4.
             Your tax opinion filed as Exhibit 8.1 excludes    any statements
regarding the
           classification of either the Company or Longevity as a 'passive foreign investment
           company' for United States federal income tax purposes.    As noted
in Staff Legal
           Bulletin No. 19, Section III.C.1., your tax opinion should address and express a conclusion for each material federal tax consequence, or if the author of the opinion is unable to opine on a material tax consequence, the opinion should state this fact clearly. Please revise your disclosure both in the Risk Factors on pages 44 and 93 and in the Material Tax Consequences section starting on page 144 to comply, and revise
           Exhibit 8.1 accordingly.
2.    Please remove the assumptions contained in Section 3.1(i), (j), (k), (l),
(o), (p), (q) and (s)
      of your Exhibit 5.1 legal opinion. Alternatively, explain and support each assumption, as they appear to be overly broad or inappropriate. Refer to Section II.B.3.a. of Staff Legal
      Bulletin No. 19 regarding permissible assumptions.
General

3. We note your response to prior comment 5 but are unable to agree. In our view, the issuance of the warrants is a Section 2(a)(3) disposition for value. Thus, please revise your registration statement to register the issuance of the warrants.
        You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-
7614 with any other questions.



                                                              Sincerely,
FirstName LastNameDuncan Peyton
                                                              Division of
Corporation Finance
Comapany Name4D Pharma PLC
                                                              Office of Life
Sciences
February 9, 2021 Page 2
cc:       Bradley Finkelstein, Esq.
FirstName LastName